Exhibit 99.1

For immediate release
June 29 2010

Press Release

NWT Uranium Corp Hosts Luncheon For The Prime Minister of Vietnam and His Delegates

Toronto, Ontario – NWT Uranium Corp. (TSX-V: NWT; OTCBB: NWURF, Frankfurt: NMV) (“NWT” or “The Company”) is pleased to announce that on June 28th, 2010 it hosted a luncheon at Niagara on the lake for the Prime Minister of Vietnam, the honorable Mr. Nguyen Tan Dung, and his delegates which included the Minister of Finance, Mr. Vu Van Ninh and other representatives.

The discussion included continuing and further co-operation between NWT initiatives and the Government of Vietnam in the development of Vietnam’s vast mineral wealth.

Contact and Information

Nadir Mirza, Investor Relations
Tel.: (416) 504-3978
nmirza@nwturanium.com
www.nwturanium.com